06007065

AB 3/31/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

SEC FILE NUMBER
8-52663

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

PROCESSED
JUN 0 6 2006
THOMSON
FINANCIAL

NAME OF BROKER-DEALER:

IVP Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Park Avenue, Suite 1410
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oliver Eberstadt 212-308-0940
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sax Macy Fromm & Co, PC
(Name - *if individual, state last, first, middle name*)

855 Valley Road (Address) Clifton (City) New Jersey (State) 07013 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 6 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

See Independent Auditors' Report.

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, OLIVER EBERSTADT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IVP CAPITAL, LLC, as of Feb. 28, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

CEO

Title

Notary Public

Eric R. Carlson
Notary Public, State of New York
NO #02CA6003000
Qualified in Nassau County
My Commission Expires 6/22/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

See Independent Auditors' Report.

IVP Capital, LLC

Financial Statements

Year Ended December 31, 2005

IVP Capital, LLC

Index to Financial Statements

Year Ended December 31, 2005

Trusted Advisors for 50 Years
SAX MACY FROMM & CO., PC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

To the Members of
IVP Capital, LLC:

We have audited the accompanying statement of financial condition of **IVP Capital, LLC** as of December 31, 2005, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IVP Capital, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Minimum Capital Requirements is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sax Macy Fromm & Co., P.C.
Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 6, 2006

IVP Capital, LLC

Statement of Financial Condition

December 31, 2005

Assets

Current Assets:		
Cash	$ 6,271	
Accounts receivable	96,143	
Total Current Assets		$ 102,414
Total Assets		$ 102,414

Liabilities and Member's Capital

Current Liabilities:	
Accounts payable and accrued expenses	$ 50,000
Member's Equity	52,414
Total Liabilities and Member's Equity	$ 102,414

The Accompanying Notes are an Integral Part of these Financial Statements.

IVP Capital, LLC

Statement of Income

Year Ended December 31, 2005

Revenues:		
Revenues from broker-dealer activities		$ 181,318
Expenses:		
Expense sharing	$ 3,000	
Other employee compensation	67,390	
Professional and consulting fees	18,142	
Management fees	50,000	
Regulatory fees	2,591	
Total Expenses		(141,123)
Other Revenue:		
Interest income		162
Net Income		$ 40,357

The Accompanying Notes are an Integral Part of these Financial Statements.

IVP Capital, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2005

Member's Equity at Beginning of Year	$	7,807
Member contributions		4,250
Net income		40,357
Member's Equity at End of Year	$	52,414

The Accompanying Notes are an Integral Part of these Financial Statements.

IVP Capital, LLC

Statement of Cash Flows

Year Ended December 31, 2005

Cash Flows From Operating Activities:		
Net income		$ 40,357
Adjustments to reconcile net income to net cash (used for) operating activites:		
(Increase) in assets:		
Accounts receivable	$ (96,143)	
Increase in liabilities:		
Accounts payable and accrued expenses	49,251	
Net adjustments to reconcile net income to net cash (used for) operating activities		(46,892)
Net Cash (Used for) Operating Activities		(6,535)
Cash Flows From Financing Activities:		
Member contributions		4,250
Net (Decrease) in Cash		(2,285)
Cash at Beginning of Year		8,556
Cash at End of Year		$ 6,271

The Accompanying Notes are an Integral Part of these Financial Statements.

IVP Capital, LLC

Notes to Financial Statements

Note 1 – Nature of Business:

IVP Capital, LLC ("the Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (The "NASD").

The Company is an introducing broker-dealer and is exempt from the provisions for rule 15c 3-3, as the only activity, as a broker, is for soliciting subscriptions for private placement. As such, the Company does not hold funds or securities for any securities customer.

Note 2 – Summary of Significant Accounting Policies:

A. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenue and expenses during the period. Actual results could differ from these estimates.

B. Income Taxes – The Company is a limited liability company and as such, is not subject to federal or state tax. The Company is wholly owned by International Venture Partners, LLC and the taxable income or loss of the Company flows through to the parent who is responsible for reporting taxes thereon. Accordingly, the Company records no provision for federal or state income taxes.

Note 3 – Related Party Transactions:

In an agreement dated March 2004 and modified in May 2004, the Company entered into an expense sharing agreement with International Venture Partners, LLC (the parent company) to share specific expenses on a proportionate basis. The amount of the expense was $3,000 for the year ended December 31, 2005.

In addition, through a discretionary sales and marketing inventive program a management fee was paid to Eberstadt & Grutchus, a company owned through common ownership in the amount of $50,000 for the year ended December 31, 2005.

On November 17, 2005, International Venture Partners, LLC entered into a purchase agreement with Noyac Capital, Inc. to sell 100% of its membership interest in IVP Capital, LLC. The application to purchase has been submitted to the NASD and is awaiting approval.

Note 4 – Major Customers:

The Company had sales of approximately $142,000 to two customers during the year ended December 31, 2005. Total accounts receivable from one of the customers at December 31, 2005 was approximately $88,000.

Note 5 – Net Capital Requirements:

Pursuant to the net capital provision of rule 15c 3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $5,000. Net capital in aggregate indebtedness changes from day to day, but as of December 31, 2005 the Company had net capital of $6,271, which exceeded its requirement by $1,271.

Supplementary Information

IVP Capital, LLC

Schedule of Minimum Capital Requirements

Year Ended December 31, 2005

Qualified Ownership Equity:		
Total ownership equity	$ 52,414	
Ownership equity not allowable	- - -	
Total Qualified Ownership Equity		$ 52,414
Add:		
Discretionary liability	50,000	
Other credits	- - -	
Total Additions		50,000
Total Capital and Allowable Subordinated Liabilities		102,414
Deductions:		
Unsecured accounts receivable		96,143
Adjusted Net Capital		6,271
Net Minimum Capital Requirement (SEC Rule 15c3-1(2)(i))		5,000
Excess Net Capital		$ 1,271

Note: There are no material difference between the above computation and the Company's corresponding un-audited Focus filing as of December 31, 2005.

See Independent Auditors' Report.